OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2011
Estimated average burden
Hours per response: 8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **December 2010**

Commission File Number **001-28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: December 23, 2010

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

Royal Standard Minerals Inc.
(Continued under the Canada Business Corporations Act)

(An Exploration Stage Company)

(Expressed in United States Dollars)
Interim Consolidated Financial Statements
(Unaudited)

Three and Nine Months Ended October 31, 2010

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Royal Standard Minerals Inc. (An exploration stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting policies have been set out in the January 31, 2010 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Balance Sheets
(Unaudited)

	October 31, 2010	January 31, 2010
Assets		
Current		
Cash and cash equivalents	**$ 18,956**	$ 745,779
Marketable securities (Note 5)	**351,966**	60,500
Sundry receivables and prepaids	**29,542**	24,537
	400,464	830,816
Due from related parties (Note 11)	**121,740**	121,740
Reclamation bond	**536,913**	534,984
Mineral properties (Note 6)	**20,539,719**	19,799,686
Equipment, net (Note 7)	**530,819**	725,906
	$ 22,129,655	$ 22,013,132
Liabilities		
Current		
Accounts payable and accrued liabilities	**$ 525,497**	$ 301,381
	525,497	301,381
Asset retirement obligation	**232,010**	232,010
	757,507	533,391
Shareholders' Equity		
Share capital (Note 8(b))	**28,098,264**	28,098,264
Contributed surplus	**10,076,866**	10,076,866
Deficit	**(17,068,324)**	(16,669,265)
Accumulated other comprehensive income (loss)	**265,342**	(26,124)
	21,372,148	21,479,741
	$ 22,129,655	$ 22,013,132

Going Concern (Note 1)
Contingencies (Note 12)

ROYAL STANDARD MINERALS INC.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Mineral Properties
(Unaudited)

	Three Months Ended October 31, 2010	Three Months Ended October 31, 2009	Nine Months Ended October 31, 2010	Nine Months Ended October 31, 2009	Cumulative from date of inception of project
Gold Wedge Project					
Opening balance	**$ 16,453,290**	$ 15,390,770	**$ 16,087,544**	$ 15,177,300	$ -
Property acquisition costs	**23,163**	338,783	**38,121**	429,227	1,189,796
Travel	**-**	2,165	**1,018**	16,758	333,295
Mine development costs	**-**	451	**42,037**	10,141	1,088,825
Drilling	**-**	-	**-**	(202)	948,793
General exploration	**-**	-	**-**	-	133,353
Professional fees	**-**	7,527	**-**	7,527	80,164
Consulting, wages and salaries	**45,591**	54,015	**168,737**	229,191	5,150,448
Office and general	**19,020**	21,888	**69,556**	85,994	1,743,862
Analysis and assays	**710**	1,223	**1,910**	5,883	157,520
Supplies, equipment and transportation	**1,467**	9,100	**7,723**	41,072	3,694,474
Amortization	**55,134**	83,402	**181,729**	236,448	2,407,860
Net sale of exploration ore	**-**	-	**-**	(330,015)	(330,015)
Activity during the period	**145,085**	518,554	**510,831**	732,024	16,598,375
Closing balance	**$ 16,598,375**	$ 15,909,324	**$ 16,598,375**	$ 15,909,324	$ 16,598,375
Pinon Project					
Opening balance	**$ 2,028,807**	$ 1,948,329	**$ 2,001,517**	$ 1,931,122	$ -
Property acquisition costs	**70,416**	39,684	**97,706**	40,508	707,923
Travel	**-**	-	**-**	-	78,326
Drilling	**-**	-	**-**	-	130,600
General exploration	**-**	-	**-**	-	7,765
Professional fees	**-**	-	**-**	19,668	85,941
Office and general	**-**	-	**-**	-	98,120
Geologist	**-**	-	**-**	-	32,653
Consulting, wages and salaries	**(15,711)**	-	**(15,711)**	259	643,624
Reclamation costs	**-**	-	**-**	-	167,785
Analysis and assays	**-**	-	**-**	-	74,042
Supplies, equipment and transportation	**-**	-	**-**	(3,544)	56,733
Activity during the period	**54,705**	39,684	**81,995**	56,891	2,083,512
Closing balance	**$ 2,083,512**	$ 1,988,013	**$ 2,083,512**	$ 1,988,013	$ 2,083,512

ROYAL STANDARD MINERALS INC.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Mineral Properties (continued)
(Unaudited)

	Three Months Ended October 31, 2010	Three Months Ended October 31, 2009	Nine Months Ended October 31, 2010	Nine Months Ended October 31, 2009	Cumulative from date of inception of project
Railroad Project					
Opening balance	**$ -**	$ 484,915	**$ -**	$ 460,013	$ -
Property acquisition costs	**-**	4,983	**-**	4,983	465,993
Professional fees	**-**	61,411	**-**	71,866	123,580
Consulting, wages and salaries	**-**	8,035	**-**	22,482	27,727
Sale of property	**-**	(559,344)	**-**	(559,344)	(617,300)
Activity during the period	**-**	(484,915)	**-**	(460,013)	-
Closing balance	**$ -**	$ -	**$ -**	$ -	$ -
Fondaway Project					
Opening balance	**$ 374,776**	$ 338,018	**$ 339,776**	$ 302,279	$ -
Property acquisition costs	**23,038**	1,758	**58,038**	37,497	378,538
Travel	**-**	-	**-**	-	3,279
Drilling	**-**	-	**-**	-	15,646
Analysis and assays	**-**	-	**-**	-	351
Activity during the period	**23,038**	1,758	**58,038**	37,497	397,814
Closing balance	**$ 397,814**	$ 339,776	**$ 397,814**	$ 339,776	$ 397,814
Kentucky Project					
Opening balance	**$ 1,432,113**	$ 1,238,946	**$ 1,370,849**	$ 1,136,682	$ -
Property acquisition costs	**(300)**	-	**(300)**	300	418,000
Travel	**42**	57	**62**	12,162	26,051
Reclamation costs	**294**	-	**444**	2,550	22,646
Professional fees	**5,328**	3,750	**16,736**	24,535	95,089
Consulting, wages and salaries	**10,902**	14,516	**36,800**	30,851	244,322
Office and general	**4,092**	6,662	**10,457**	31,669	106,937
Supplies, equipment and transportation	**3,373**	46,184	**12,448**	71,366	412,761
Rent	**-**	750	**-**	750	94,010
Amortization	**4,174**	5,625	**12,522**	5,625	40,202
Activity during the period	**27,905**	77,544	**89,169**	179,808	1,460,018
Closing balance	**$ 1,460,018**	$ 1,316,490	**$ 1,460,018**	$ 1,316,490	$ 1,460,018
TOTAL	**$ 20,539,719**	$ 19,553,603	**$ 20,539,719**	$ 19,553,603	$ 20,539,719

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Operations
(Unaudited)

	Three Months Ended October 31, 2010	Three Months Ended October 31, 2009	Nine Months Ended October 31, 2010	Nine Months Ended October 31, 2009	Cumulative from date of inception June 26, 1996
Expenses					
General and administrative (Note 13)	**$ 84,540**	$ 330,109	**$ 328,944**	$ 481,257	$ 4,813,496
Consulting, wages and salaries (Note 11)	**45**	42,243	**65,351**	202,490	2,830,373
Stock-based compensation	**-**	-	**-**	149,535	5,934,302
General exploration	**-**	-	**-**	-	211,835
Amortization	**279**	328	**836**	936	17,196
	84,864	372,680	**395,131**	834,218	13,807,202
Loss before the following items	**(84,864)**	(372,680)	**(395,131)**	(834,218)	(13,807,202)
Interest income	**130**	2,967	**2,072**	8,296	866,735
Write down of advances to related company	**-**	-	**-**	-	(75,506)
Write-off of exploration properties	**-**	-	**-**	-	(3,944,324)
Gain on disposal of marketable securities	**-**	-	**-**	-	47,988
Write down of marketable securities	**-**	-	**-**	-	(407,105)
Gain on sale in exploration property	**-**	641,155	**-**	641,155	109,012
Foreign exchange (loss) gain	**(7,503)**	(15,000)	**(6,000)**	(4,053)	882,818
Net (loss) income for the period	**$ (92,237)**	$ 256,442	**$ (399,059)**	$ (188,820)	$(16,327,584)
Basic and diluted (loss) income per share (Note 10)	**$ (0.00)**	$ 0.00	**$ (0.00)**	$ (0.00)	

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Deficit
(Unaudited)

	Three Months Ended October 31, 2010	Three Months Ended October 31, 2009	Nine Months Ended October 31, 2010	Nine Months Ended October 31, 2009	Cumulative from date of inception June 26, 1996
Deficit, beginning of period	**$(16,976,087)**	$(16,293,423)	**$(16,669,265)**	$(15,848,161)	$ (740,740)
Net (loss) income for the period	**(92,237)**	256,442	**(399,059)**	(188,820)	(16,327,584)
Deficit, end of period	**$(17,068,324)**	$(16,036,981)	**$(17,068,324)**	$(16,036,981)	$(17,068,324)

Interim Consolidated Statements of Comprehensive Loss
(Unaudited)

	Three Months Ended October 31, 2010	Three Months Ended October 31, 2009	Nine Months Ended October 31, 2010	Nine Months Ended October 31, 2009	Cumulative from date of inception June 26, 1996
Net (loss) income for the period	**$ (92,237)**	$ 256,442	**$ (399,059)**	$ (188,820)	$(16,327,584)
Other comprehensive gain (loss)					
Net increase (decrease) in unrealized (losses) gains on available-for-sale marketable securities	**311,466**	(50,000)	**291,466**	(160,000)	232,746
Comprehensive (loss) income	**$ 219,229**	$ 206,442	**$ (107,593)**	$ (348,820)	$(16,094,838)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Shareholders' Equity
(Unaudited)

	Share Capital	Shares to be Cancelled	Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, January 31, 2009	$ 28,095,521	$ (42,257)	$ -	$ 9,765,395	$(15,848,161)	$ 113,876	$ 22,084,374
Cancellation of shares	(42,257)	42,257	-	-	-	-	-
Value of stock options granted	-	-	-	128,641	-	-	128,641
Shares issued as compensation	45,000	-	-	-	-	-	45,000
Modifications of options	-	-	-	182,830	-	-	182,830
Net increase in unrealized losses on available-for-sale marketable securities	-	-	-	-	-	(140,000)	(140,000)
Net loss for the period	-	-	-	-	(821,104)	-	(821,104)
Balance, January 31, 2010	28,098,264	-	-	10,076,866	(16,669,265)	(26,124)	21,479,741
Net increase in unrealized gains on available-for-sale marketable securities	-	-	-	-	-	291,466	291,466
Net loss for the period	-	-	-	-	(399,059)	-	(399,059)
Balance, October 31, 2010	**$ 28,098,264**	**$ -**	$ -	**$ 10,076,866**	**$(17,068,324)**	**$ 265,342**	**$ 21,372,148**

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended October 31, 2010	Three Months Ended October 31, 2009	Nine Months Ended October 31, 2010	Nine Months Ended October 31, 2009	Cumulative from date of inception June 26, 1996
Operating activities					
Net loss	**$ (92,237)**	$ 256,442	**$ (399,059)**	$ (188,820)	$(16,327,584)
Operating items not involving cash:					
Amortization	**279**	328	**836**	936	17,196
Stock-based compensation	**-**	-	**-**	149,535	5,934,302
Write-off of bad debt	**-**	-	**-**	-	20,950
Write-off of exploration properties	**-**	-	**-**	-	3,944,324
Services provided as payment for equity	**-**	45,000	**-**	45,000	162,678
Gain on sale of exploration properties	**-**	(641,155)	**-**	(641,155)	(109,012)
Gain on disposal of marketable securities	**-**	-	**-**	-	(47,988)
Write down of advances to related company	**-**	-	**-**	-	75,506
Write down of marketable securities	**-**	-	**-**	-	407,105
Changes in non-cash working capital:					
Sundry receivables and prepaids	**(5,407)**	(59,593)	**(5,005)**	(50,846)	(81,757)
Accounts payable and accrued liabilities	**247,354**	(14,572)	**224,116**	(39,130)	525,497
Cash (used in) provided by operating activities	**149,989**	(413,550)	**(179,112)**	(724,480)	(5,478,783)
Financing activities					
Issue of common shares, net of issue cost	**-**	-	**-**	-	32,282,817
Purchase of shares to be cancelled	**-**	-	**-**	-	(42,257)
Due from (due to) related parties	**5,857**	263	**-**	(22,525)	(472,913)
Cash provided by (used in) financing activities	**5,857**	263	**-**	(22,525)	31,767,647

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(An Exploration Stage Company)
(Expressed in United States Dollars)

Interim Consolidated Statements of Cash Flows (continued)
(Unaudited)

	Three Months Ended October 31, 2010	Three Months Ended October 31, 2009	Nine Months Ended October 31, 2010	Nine Months Ended October 31, 2009	Cumulative from date of inception June 26, 1996
Investing activities					
Funds held in trust	**$ -**	$ -	**$ -**	$ -	$ (20,950)
Purchase of reclamation bond	**-**	(1,482)	**(1,929)**	(142,388)	(664,762)
Redemption of reclamation bond	**-**	-	**-**	-	150,192
Additions to mineral properties	**(191,425)**	(622,943)	**(545,782)**	(863,478)	(23,582,940)
Purchase of equipment	**-**	-	**-**	(5,300)	(2,996,078)
Purchase of marketable securities	**-**	-	**-**	-	(1,057,976)
Proceeds on disposal of marketable securities	**-**	-	**-**	-	690,859
Proceeds on sale of mineral properties	**-**	1,200,000	**-**	1,200,000	1,211,747
Cash (used in) provided by investing activities	**(191,425)**	575,575	**(547,711)**	188,834	(26,269,908)
Change in cash and cash equivalents	**(35,579)**	162,288	**(726,823)**	(558,171)	18,956
Cash and cash equivalents, beginning of period	**54,535**	980,689	**745,779**	1,701,148	-
Cash and cash equivalents, end of period	**$ 18,956**	$ 1,142,977	**$ 18,956**	$ 1,142,977	$ 18,956
Cash and cash equivalents consist of:					
Cash	**$ 18,956**	$ 1,142,977	**$ 18,956**	$ 1,142,977	
Cash equivalents	**-**	-	**-**	-	
Cash and cash equivalents	**$ 18,956**	$ 1,142,977	**$ 18,956**	$ 1,142,977	
Supplemental cash information					
Amortization capitalized to mineral properties	**$ 59,308**	$ 89,027	**$ 194,251**	$ 242,073	$ 2,448,062
Shares issued for services	**-**	**-**	**-**	-	45,000

ROYAL STANDARD MINERALS INC.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

(Expressed in United States Dollars)

1. The Company, Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal properties in the United States. The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage ("AcG11") as detailed by the Canadian Institute of Chartered Accountants ("CICA"). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Going Concern

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon the Company's ability to sell an asset and/or obtain financing. There are no assurances that the Company will be able to execute strategic plans in order to sell an asset and/or obtain financing. These unaudited interim consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Basis of Presentation and Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for three and nine months ended October 31, 2010 may not necessary be indicative of the results that may be expected for the year ended January 31, 2011.

The consolidated balance sheet at January 31, 2010 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended January 31, 2010. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2010.

(Expressed in United States Dollars)

2. Basis of Presentation and Accounting Policies (continued)

Future Accounting Changes

(i) International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter of fiscal 2012 filing, comparative financial statements in accordance with IFRS for the three months ended April 30, 2011. The Company is currently in the process of evaluating the potential impact of IFRS to its financial statements. This will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations. It is anticipated that the Company's financial results and financial position as disclosed in the Company's current Canadian GAAP financial statements will not be significantly different when presented in accordance with IFRS.

(ii) Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - "Business Combinations". The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27 - "Consolidated and Separate Financial Statements" and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

3. Capital Management

The Company manages its capital with the following objectives:

- to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
- to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive income and deficit which at October 31, 2010, totalled $21,372,148 (January 31, 2010 - $21,479,741).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the three and nine months ended October 31, 2010. The Company is not subject to external capital requirements.

4. Property and Financial Risk Factors

(a) Property risk

The Company's significant mineral properties are outlined below:

Gold Wedge Project
Pinon Project
Fondaway Project
Kentucky Project

(collectively called the "Properties")

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk factors

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

4. Property and Financial Risk Factors (continued)

(b) Financial risk factors (continued)

Risk management is carried out by the Company's management team with guidance from the Audit Committee. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents, sundry receivables and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.

Financial instruments included in sundry receivables and due from related parties consist of deposits held with service providers and amounts due from an officer of the Company and a company under common management. Sundry receivables and due from related parties are in good standing as of October 31, 2010. Management believes that the credit risk concentration with respect to financial instruments included in sundry receivables and due from related parties is minimal.

The Company's marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2010, the Company had a cash balance of $18,956 (January 31, 2010 - $745,779) to settle current liabilities of $525,497 (January 31, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii) Market risk

Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

Foreign currency risk

The Company's functional and reporting currency is the US dollar and major purchases are translated in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

4. Property and Financial Risk Factors (continued)

(b) Financial risk factors (continued)

(iii) Market risk (continued)

Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c) Sensitivity analysis

As of October 31, 2010, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a nine month period:

- Interest rate risk was remote as the interest rates on the Company's money market deposits was fixed.
- The Company's marketable securities are subject to fair value fluctuations. As at October 31, 2010, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the nine months ended October 31, 2010 would have been approximately $35,000 higher/lower. Similarly, as at October 31, 2010, reported shareholders' equity would have been approximately $35,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
- Cash and cash equivalents, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at October 31, 2010, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, net loss and comprehensive loss would have been affected by approximately $6,000.

(Expressed in United States Dollars)

4. Property and Financial Risk Factors (continued)

(c) Sensitivity analysis (continued)

- Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of October 31, 2010, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

(d) Fair value hierarchy

The following table illustrates the classification of the Company's financial instruments within the fair value hierarchy as at October 31, 2010:

	Level One	Level Two	Level Three
Cash	$ 18,956	$ -	$ -
Marketable securities	$ 351,966	$ -	$ -

5. Marketable Securities

	Cost	Other Comprehensive Income Adjustment	October 31, 2010 Fair Value	January 31, 2010 Fair Value
Sharpe Resources Corporation [1]	$ 86,125	$ (58,125)	$ 28,000 [2]	$ 60,000 [3]
Gold Standard Ventures Corp. [4]	500	323,466	323,966 [2]	500
	$ 86,625	$ 265,341	$ 351,966	$ 60,500

[1] The Company owns 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe is considered to be related to the Company because of common management;
[2] Fair value determined by using the bid price of the Company's investments as at October 31, 2010;
[3] Fair value determined by using the bid price of the Company's investments in Sharpe as at January 31, 2010; and
[4] The Company owns 500,000 common shares of Gold Standard Ventures Corp., a publicly held Canadian company engaged in the exploration and development of gold properties in the United States.

(Expressed in United States Dollars)

6. Mineral Properties

Name of Mineral Property	October 31, 2010	January 31, 2010
Gold Wedge Project	**$ 16,598,375**	$ 16,087,544
Pinon Project	**2,083,512**	2,001,517
Fondaway Project	**397,814**	339,776
Kentucky Project	**1,460,018**	1,370,849
	$ 20,539,719	$ 19,799,686

On a quarterly basis, management of the Company reviews exploration costs to ensure mineral properties include only costs and projects that are eligible for capitalization.

7. Equipment

	October 31, 2010	January 31, 2010
Cost		
Exploration equipment	**$ 2,977,464**	$ 2,977,464
Office equipment	**21,253**	21,253
	2,998,717	2,998,717
Accumulated amortization		
Exploration equipment	**2,448,062**	2,253,811
Office equipment	**19,836**	19,000
	2,467,898	2,272,811
Net carrying value		
Exploration equipment	**529,402**	723,653
Office equipment	**1,417**	2,253
	$ 530,819	$ 725,906

(Expressed in United States Dollars)

8. Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b) Issued

Common shares issued	Shares	Amount
Balance, January 31, 2010 and October 31, 2010	**83,853,825**	**$ 28,098,264**

On September 7, 2010, the Company announced that it was attempting to secure a "Credit Facility" financing with an international private investment group and current management of the Company. In conjunction with the Credit Facility, the Company was also attempting to secure a $1.2 million private placement by issuing 11.2 million units at $0.10 per unit. The attempt to secure a Credit Facility and secure the private placement failed during the quarter-ended October 31, 2010.

9. Stock Options

The following table reflects the continuity of stock options:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 31, 2010 and October 31, 2010	**7,904,691**	**$ 0.10**

The following table reflects the stock options outstanding and exercisable as at October 31, 2010:

Expiry Date	Exercise Price ($)	Options Exercisable and Outstanding	Fair Value	Weighted Average Remaining Years
June 26, 2014	0.10	7,904,691	$ 4,298,688	3.65

(Expressed in United States Dollars)

10. Basic and Diluted Loss per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended October 31, 2010	Three Months Ended October 31, 2009	Nine Months Ended October 31, 2010	Nine Months Ended October 31, 2009
Numerator: (Loss) income for the period	**$ (92,237)**	$ 256,442	**$ (399,059)**	$ (188,820)
Denominator: Weighted average number of common shares outstanding for basic and diluted loss per share	**83,853,825**	83,650,021	**83,853,825**	83,340,292
Basic and diluted (loss) income per share	**$ (0.00)**	$ 0.00	**$ (0.00)**	$ (0.00)

11. Related Party Transactions

	October 31, 2010	January 31, 2010
Due from related parties:		
Sharpe (i)	**$ 121,740**	$ 121,740

(i) Sharpe is related to the Company because of common management. On September 9, 2008, the Company entered into an agreement with Sharpe for the repayment of certain advances totaling the principal amount of $124,521 (the "Advances") that have been loaned by the Company to Sharpe since January 1, 2005. To this end, Sharpe has executed a promissory note (the "Note") in favour of the Company that provides for the repayment of the Advances over a three-year period commencing on September 9, 2008. Pursuant to the Note, the outstanding amount of the Advances will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the Advances together with all interest on such amount has been repaid in full.

On September 11, 2009, the Company cancelled the Note received from Sharpe and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments on September 9, 2011, 2012 and 2013 as consideration for the extension of the Option and Joint Venture agreement it has with Sharpe. Netted against the due from related party of Sharpe is a balance due to a related party, a subsidiary of Sharpe in the amount of $11,394.

(Expressed in United States Dollars)

11. Related Party Transactions (continued)

(ii) Consulting, wages and salaries for the three and nine months ended October 31, 2010 include a salary of $nil and $62,494, respectively (three and nine months ended October 31, 2009 - $28,843 and $120,179, respectively) paid to the President of the Company.

(iii) Consulting, wages and salaries for the three and nine months ended October 31, 2010 include salary of $3,280 and $24,600, respectively (three and nine months ended October 31, 2009 - $9,840 and $33,582, respectively) paid to an employee who is also a family member of the President and Director of the Company.

(iv) Compensation of $nil and $24,136, respectively for the three and nine months ended October 31, 2010 (three and nine months ended October 31, 2009 - $9,655 and $24,381, respectively) was paid to the CFO of the Company.

(v) During the three and nine months ended October 31, 2010, a corporation associated with a director and officer of the Company was paid transfer agent fees of $1,053 and $3,143, respectively (three and nine months ended October 31, 2009 - $1,034 and $5,073, respectively).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. Contingencies

(a) The Company and a dissident group of shareholders agreed to settle matters between the parties based on a judgment made by the United States District Court of the Central District of California. The judgment and agreement approved by the District Court stated that the dissident group could not sell or acquire any shares of the Company without notifying the Company and must vote with management on matters being voted on at shareholder meetings for three years from May 5, 2008.

(b) The Company entered into an agreement with a service provider whereby the service provider was obligated to perform its services for $58,000. The service provider has claimed that they have performed all the services required to earn the fees agreed to and has commenced legal actions demanding payment. The parties agreed to settle this action and as a result the Company has paid the service provider $15,000 as payment in full for the services rendered.

(c) The Company received documents filed in the District Court, Nye County, Nevada, whereby a optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(Expressed in United States Dollars)

13. General and Administrative

	Three Months Ended October 31, 2010	Three Months Ended October 31, 2009	Nine Months Ended October 31, 2010	Nine Months Ended October 31, 2009
Advertising and promotion	**$ 8,111**	$ 155,810	**$ 38,973**	$ 171,437
Corporate development	**1,053**	36,148	**3,143**	45,693
Insurance	**5,099**	5,563	**19,034**	20,603
Office and general	**45,007**	25,994	**159,194**	58,513
Professional fees	**25,270**	105,955	**108,600**	159,618
Capital tax, interest and penalties	**-**	639	**-**	25,393
	$ 84,540	$ 330,109	**$ 328,944**	$ 481,257

14. Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company's assets are located in the United States except for cash totaling $18,858 (January 31, 2010 - $678,589) held in Canadian banks. For the three and nine months ended October 31, 2010, the Company's operations in Canada consist of general and administrative expenses, totaling $40,446 and $216,404, respectively (three and nine months ended October 31, 2009 - $43,775 and $146,926, respectively) necessary to maintain the Company's public company status.